July 22, 2019

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On May 6, 2019, the Registrant, on behalf of its series, AlphaCentric Symmetry Strategy Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act.”). On July 17, 2019, you requested that the Registrant file correspondence with the current working version of the Fund’s Prospectus and Statement of Additional Information that reflect responses to comments you provided to me on June 6, 2019. The Registrant submitted the then-current working versions of Fund’s Prospectus and Statement of Additional Information on July 18, 2019. Subsequently, the Registrant received updated audited financial statements of the Fund’s predecessor fund. To aid in the review of the Registration Statement, please find attached updated audited financial statements of the Fund’s predecessor fund. The Registrant anticipates making an additional amendment (in the very near future) to its registration statement pursuant to Rule 485(a) for the purpose of responding to your comments and to complete the amendment. The Registrant will request acceleration of the effectiveness of that amendment by separate letter. The Registrant has authorized Thompson Hine LLP to make this correspondence filing on its behalf.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachments

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT AUDITORS

MLM SYMMETRY MASTER FUND LTD.

December 31, 2018

The Advisor of MLM Symmetry Master Fund Ltd. (the “Master Fund”) is registered as a Commodity Pool Operator under the Commodity Exchange Act. A claim of exemption pursuant to Commodity Futures Trading Commission (“CFTC”) Rule 4.7 has been made with respect to the Master Fund by the Advisor. The exemption relieves the Master Fund of certain disclosure and reporting obligations under the commodity pool rules of the CFTC.

MLM SYMMETRY MASTER FUND LTD.

C O N T E N T S

Page(s)

Affirmation of the Commodity Pool Operator	2

Report of Independent Auditors	3

Financial Statements

Statement of Financial Condition	4

Schedule of Investments	5-12

Statement of Operations	13

Statement of Changes in Net Assets	14

Statement of Cash Flows	15

Notes to Financial Statements	16-32

AFFIRMATION OF THE COMMODITY POOL OPERATOR

I affirm that, to the best of my knowledge and belief, the information contained in the attached financial statements of MLM Symmetry Master Fund Ltd. for the year ended December 31, 2018 is accurate and complete.

Timothy J. Rudderow Sr.
Chief Executive Officer
Mount Lucas Management LP
MLM Symmetry Master Fund Ltd.

Report of Independent Auditors

To the Board of Directors of MLM Symmetry Master Fund Ltd.

We have audited the accompanying financial statements of MLM Symmetry Master Fund Ltd. (the “Fund”), which comprise the statement of financial condition, including the schedule of investments, as of December 31, 2018, and the related statements of operations, of changes in net assets, and of cash flows for the year then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Fund’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MLM Symmetry Master Fund Ltd. as of December 31, 2018, and the results of its operations, changes in its net assets, and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

July 19, 2019

PricewaterhouseCoopers, 18 Forum Lane, Camana Bay, P.O. Box 258, Grand Cayman KY1-1104, Cayman Islands T: +1 (345) 949 7000, F: +1 (345) 949 7352, www.pwc.com/ky

MLM Symmetry Master Fund Ltd.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Investments in securities, at fair value (cost: $35,225,765)	$32,963,784
Unrealized appreciation on derivative contracts (premium paid: $3,383)	1,936,071
Cash and cash equivalents	21,586,620
Cash held at broker	5,336,363
Due from broker	2,248,843
Dividends receivable	15,810

Total assets	$64,087,491

LIABILITIES

Unrealized depreciation on derivative contracts (proceeds received: $7,411)	$2,669,096
Accrued expenses and other payables	80,043

Total liabilities	2,749,139

Net assets	61,338,352

Net asset value per share:
MLM Symmetry Fund, LP (51,848 shares outstanding)	$1,183.04

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS

December 31, 2018

				Percent of
Description	Shares	Cost	Fair Value	Net Assets
INVESTMENTS IN SECURITIES, AT FAIR VALUE
Common Stock
United States:
Communications
AT&T Inc.	16,909	$570,506	$482,583	0.79%
CenturyLink Inc.	62,660	1,209,870	949,299	1.55
Motorola Solutions Inc	1,107	141,442	127,350	0.20
VeriSign Inc.	1,030	124,856	152,739	0.25
Total Communications		2,046,674	1,711,971	2.79

Consumer Cyclical
Cintas Corporation	677	141,414	113,729	0.19
Costco Wholesale Corporation	604	140,988	123,041	0.20
Ford Motor Corporation	53,493	557,654	409,221	0.67
Kohl’s Corporation	16,637	1,033,671	1,103,700	1.79
Macy’s Inc.	36,711	1,064,147	1,093,254	1.78
TJX Companies Inc.	2,590	141,789	115,877	0.19
YUM! Brands Inc.	1,461	124,802	134,295	0.22
Total Consumer Cyclical		3,204,465	3,093,117	5.04

Consumer Non-Cyclical
Constellation Brands Inc.	560	122,207	90,060	0.15
Kroger Company	18,876	563,166	519,090	0.85
Mastercard Inc.	648	96,805	122,245	0.20
Moody’s Corporation	764	121,632	106,991	0.17
Verisk Analytics Inc.	2,372	264,649	258,643	0.42
Visa Inc.	1,035	124,834	136,558	0.22
Total Consumer Non-Cyclical		1,293,293	1,233,587	2.01

Energy
HollyFrontier Corporation	8,460	590,276	432,476	0.71
Marathon Petroleum Corporation	14,639	1,023,607	863,847	1.41
Phillips 66 Company	11,000	1,155,483	947,650	1.54
Valero Energy Corporation	11,280	1,054,524	845,662	1.38
Total Energy		3,823,890	3,089,635	5.04

Financial
Progressive Corporation	4,039	228,480	243,673	0.40
Prudential Financial Inc.	5,553	567,226	452,847	0.74
Total Financial		795,706	696,520	1.14

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2018

				Percent of
Description	Shares	Cost	Fair Value	Net Assets
INVESTMENTS IN SECURITIES, AT FAIR VALUE (continued)
Common Stock (continued)
United States: (continued)
Funds
Consumer Staples Select Sector SPDR Fund	1,251	$70,420	$63,526	0.10%
Health Care Select Sector SPDR Fund	723	61,761	62,547	0.10
iShares
iShares 0-5 Year High Yield Corporate Bond ETF	1,257	58,737	55,999	0.09
iShares 1-3 Year Treasury Bond ETF	57,902	4,812,888	4,841,765	7.89
iShares 3-7 Year Treasury Bond ETF	40,043	4,809,060	4,861,220	7.93
iShares 7-10 Year Treasury Bond ETF	47,092	4,841,399	4,906,986	8.00
iShares Floating Rate Bond ETF	2,122	107,918	106,864	0.17
iShares Mortgage Real Estate Capped ETF	2,181	94,857	87,109	0.14
iShares National AMT-Free Muni Bond ETF	1,096	118,868	119,508	0.20
iShares Short-Term Corporate Bond ETF	2,310	119,694	119,288	0.19
Real Estate Select Sector SPDR Fund	4,540	150,186	140,740	0.23
Utilities Select Sector SPDR Fund	5,205	272,333	275,449	0.45
Vanguard Real Estate Index Fund ETF	866	69,298	64,578	0.11
Total Funds		15,587,419	15,705,579	25.60

Industrial
Ametek Inc.	1,622	121,941	109,809	0.18
Roper Industries Inc.	437	121,948	116,469	0.19
Westrock Company	8,948	546,694	337,876	0.55
Xylem Inc.	1,599	122,164	106,685	0.17
Total Industrial		912,747	670,839	1.09

Technology
Broadridge Financial Solutions Inc.	1,072	141,850	103,180	0.17
Citrix Systems Inc.	1,287	141,511	131,866	0.21
Fiserv Inc.	1,739	140,455	127,799	0.21
Hewlett Packard Enterprise	33,326	562,076	440,236	0.72
Total Technology		985,892	803,081	1.31

Total United States		28,650,086	27,004,329	44.02

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2018

				Percent of
Description	Shares	Cost	Fair Value	Net Assets
INVESTMENTS IN SECURITIES, AT FAIR VALUE (continued)
Common Stock (continued)
Japan:
Basic Materials
JFE Holdings Inc.	27,100	$541,792	$434,421	0.71%
Mitsubishi Chemical Holdings Corporation	30,800	298,624	233,968	0.38
Total Basic Materials		840,416	668,389	1.09

Communications
Matsui Securities Co. Ltd.	6,600	69,870	69,550	0.11
Total Communications		69,870	69,550	0.11

Consumer Cyclical
Aeon Co. Ltd.	3,000	69,774	58,834	0.10
Ana Holdings Inc.	1,700	65,749	61,126	0.10
Honda Motor Co. Ltd.	8,200	276,722	216,549	0.35
Itochu Corporation	33,000	544,396	562,119	0.92
Kanematsu Corporation	38,700	487,305	471,370	0.77
K’S Holdings Corporation	4,800	68,396	47,297	0.08
Marubeni Corporation	79,600	564,542	560,951	0.91
Mitsubishi Corporation	11,200	345,689	308,599	0.50
Mitsui & Co. Ltd.	19,500	347,819	300,760	0.49
Nissan Motor Co. Ltd.	26,900	264,989	216,049	0.35
Sojitz Corporation	168,900	481,475	588,657	0.96
Sumitomo Corporation	34,400	494,971	490,083	0.80
Total Consumer Cyclical		4,011,827	3,882,394	6.33

Consumer Non-Cyclical
Asahi Group Holdings Ltd.	1,300	69,210	50,634	0.08
Astellas Pharma Inc.	4,200	70,155	53,705	0.09
Kobayashi Pharmaceutical Co. Ltd.	800	67,135	54,523	0.09
Terumo Corporation	1,300	71,758	73,821	0.12
Toho Holdings Co. Ltd.	2,600	69,540	63,764	0.10
Yaoko Co. Ltd.	1,200	68,603	65,690	0.11
Total Consumer Non-Cyclical		416,401	362,137	0.59

Energy
Idemitsu Kosan Co. Ltd.	5,500	273,968	181,150	0.30
JX Holdings Inc	37,600	273,386	197,837	0.32
Total Energy		547,354	378,987	0.62

Financial
Century Tokyo Leasing Corporation	1,100	66,431	48,474	0.08
Total Financial		66,431	48,474	0.08

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2018

		Cost/
	Shares/	Premium		Percent of
Description	Units	paid	Fair Value	Net Assets
INVESTMENTS IN SECURITIES, AT FAIR VALUE (continued)
Common Stock (continued)
Japan: (continued)
Industrial
Hamamatsu Photonics	1,800	$67,980	$60,682	0.10%
Keio Corporation	1,300	70,812	75,790	0.12
Nippon Steel Trading Corporation	5,300	279,290	219,292	0.36
Odakyu Electric Railway Co., Ltd.	3,000	68,185	66,156	0.11
Sotetsu Holdings, Inc.	2,200	69,247	65,636	0.11
Total Industrial		555,514	487,556	0.80

Technology
OBIC Co., Ltd.	800	67,866	61,968	0.10
Total Technology		67,866	61,968	0.10

Total Japan		6,575,679	5,959,455	9.72

Total Common Stock		35,225,765	32,963,784	53.74

Total Investments in Securities, at fair value		$35,225,765	$32,963,784	53.74%

UNREALIZED APPRECIATION ON DERIVATIVE CONTRACTS
Contracts for Differences
Foreign Equity
CNP Assurances CFD	23,556	$—	$30,407	0.06%
Koninklijke Ahold Delhaize N.V. CFD	11,165	—	13,021	0.02
Pernod Ricard CFD	451	—	7,082	0.01
Swiss Life Holding CFD	827	—	33,714	0.05
Total Contracts for Differences		—	84,224	0.14

Credit Default Swaps
United States
CDX HY CDSI S31 5Y PRC	(18,000)	1,351	359	—
CDX IG CDSI S31 5Y	(107,000)	2,032	594	—
Total Credit Default Swaps		3,383	953	—

Futures Contracts Purchased
Commodity Futures
Energy
Natural Gas Future Jun19	77	—	51,690	0.08
Total Energy		—	51,690	0.08

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2018

		Premium		Percent of
Description	Units	paid	Fair Value	Net Assets
UNREALIZED APPRECIATION ON DERIVATIVE CONTRACTS (continued)
Futures Contracts Purchased (continued)
Commodity Futures (continued)
Meats
Live Cattle Future Feb19	45	$—	$27,570	0.04%
Live Cattle Future Jun19	46	—	15,350	0.04
Total Meats		—	42,920	0.08

Total Commodity Futures		—	94,610	0.16

Interest Rate Futures
3mo Euro Euribor Mar19	25	—	3,494	0.01
3mo Euro Euribor Jun19	25	—	2,162	—
3mo Euro Euribor Sep19	25	—	3,580	0.01
3mo Euro Euribor Dec19	25	—	1,260	—
90day Euro$ Future Jun19	61	—	22,750	0.04
90day Euro$ Future Sep19	61	—	35,075	0.05
90day Euro$ Future Dec19	61	—	10,675	0.02
90day Sterling Future Mar19	40	—	4,767	0.01
90day Sterling Future Sep19	40	—	1,594	—
Bank Accept Future Mar19	63	—	3,730	0.01
Bank Accept Future Jun19	66	—	8,853	0.01
Bank Accept Future Sep19	71	—	22,334	0.04
Bank Accept Future Dec19	68	—	12,812	0.02
Can 10yr Bond Future Mar19	80	—	38,037	0.06
Euro-Bund Future Mar19	44	—	57,967	0.09
Jpn 10yr Bond(OSE) Mar19	6	—	26,276	0.04
Long Gilt Future Mar19	51	—	78,051	0.13
US 10yr Note (CBT) Mar19	42	—	24,827	0.04
Total Interest Rate Futures		—	358,244	0.58

Total Futures Contracts Purchased		—	452,854	0.74

Futures Contracts Sold
Commodity Futures
Energy
Gasoline Rbob Future Mar19	(36)	—	299,145	0.49
Gasoline Rbob Future Jun19	(35)	—	182,356	0.30
NY Harb ULSD Future Mar19	(28)	—	211,386	0.34
WTI Crude Future Mar19	(42)	—	309,480	0.50
WTI Crude Future Jun19	(49)	—	32,200	0.05
Total Energy		—	1,034,567	1.68

Grains
Wheat Future (CBT) Mar19	(28)	—	3,850	0.01
Total Grains		—	3,850	0.01

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2018

		Premium		Percent of
Description	Units	paid	Fair Value	Net Assets
UNREALIZED APPRECIATION ON DERIVATIVE CONTRACTS (continued)
Futures Contracts Sold (continued)
Commodity Futures (continued)
Metals
Copper Future Mar19	(31)	$—	$140,813	0.23%
Total Metals		—	140,813	0.23

Total Commodity Futures		—	1,179,230	1.92

Currency Futures
AUDUSD Currency Future Mar19	(70)	—	113,750	0.19
C$ Currency Future Mar19	(68)	—	105,060	0.17
Total Currency Futures		—	218,810	0.36

Total Futures Contracts Sold		—	1,398,040	2.28

Total unrealized appreciation on derivative contracts		$3,383	$1,936,071	3.16%

UNREALIZED DEPRECIATION ON DERIVATIVE CONTRACTS
Contracts for Differences
Foreign Equity
ADP CFD	352	$—	$(961)	(0.00)%
Aegon NV CFD	45,479	—	(66,320)	(0.11)
Alstom CFD	1,543	—	(5,222)	(0.01)
Amadeus IT Holding SA CFD	727	—	(16,142)	(0.03)
AXA SA CFD	9,625	—	(34,334)	(0.05)
Barry Callebaut AG-RE CFD	37	—	(10,179)	(0.02)
Berkeley Group Holding CFD	5,487	—	(21,018)	(0.03)
Bouygues SA CFD	5,864	—	(60,793)	(0.10)
BP PLC CFD	38,721	—	(30,684)	(0.05)
Castellum AB CFD	3,868	—	(1,096)	(0.00)
Chocoladefabriken Lindt CFD	10	—	(9,721)	(0.02)
Christian Dior SE CFD	156	—	(7,493)	(0.01)
Dassault Systemes SA CFD	425	—	(16,251)	(0.03)
DSV A/S CFD	919	—	(6,643)	(0.01)
Eni Spa CFD	14,788	—	(42,675)	(0.07)
Eurazeo SA CFD	770	—	(7,692)	(0.01)
Evraz PLC CFD	42,843	—	(20,109)	(0.03)
Gecina SA CFD	397	—	(16,013)	(0.03)
Halma PLC CFD	3,704	—	(3,533)	(0.01)
Hermes International CFD	103	—	(9,461)	(0.02)
Int’l Consolidated-DI CFD	66,034	—	(29,021)	(0.04)
Koninklijke DSM NV CFD	745	—	(6,999)	(0.01)

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2018

		Proceeds		Percent of
Description	Units	received	Fair Value	Net Assets
UNREALIZED DEPRECIATION ON DERIVATIVE CONTRACTS (continued)
Contracts for Differences (continued)
Foreign Equity (continued)
Legal & General GRP PLC CFD	85,462	$—	$(26,451)	(0.04)%
Pargesa Holding SA-BR CFD	841	—	(8,788)	(0.01)
Partners Group Holdings CFD	100	—	(5,683)	(0.01)
Peugeot SA CFD	9,746	—	(59,623)	(0.10)
Renault SA CFD	2,875	—	(91,295)	(0.15)
Repsol YPF SA CFD	31,522	—	(47,459)	(0.08)
Royal Dutch Shell PLCB SH CFD	8,284	—	(26,357)	(0.04)
Sainsbury (J) PLC CFD	64,511	—	(55,863)	(0.09)
Sika AG-REG CFD	527	—	(699)	(0.00)
Teleperformance CFD	355	—	(10,464)	(0.02)
Wolters Kluwer CFD	1,069	—	(4,077)	(0.01)
Total Contracts for Differences		—	(759,119)	(1.24)

Credit Default Swaps
United States
CDX EM CDSI S30 5Y PRC	158,000	(7,411)	(7,414)	(0.01)
Total Credit Default Swaps		(7,411)	(7,414)	(0.01)

Forward Currency Contract
United States
Buy USD Sell JPY 4 January 2019	2,063	—	(16)	(0.00)
Buy USD Sell DKK 3 January 2019	3	—	(0)	(0.00)
Total Forward Currency Contract		—	(16)	(0.00)

Futures Contracts Purchased
Commodity Futures
Energy
NY Harbor ULSD Future Jun19	31	—	(239,232)	(0.39)
Natural Gas Future Mar19	54	—	(709,240)	(1.15)
Total Energy		—	(948,472)	(1.54)

Metals
Copper Future Jul19	32	—	(139,888)	(0.23)
Total Metals		—	(139,888)	(0.23)

Total Commodity Futures		—	(1,088,360)	(1.77)

Total Futures Contracts Purchased		—	(1,088,360)	(1.77)

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2018

		Proceeds		Percent of
Description	Units	received	Fair Value	Net Assets
UNREALIZED DEPRECIATION ON DERIVATIVE CONTRACTS (continued)
Futures Contracts Sold
Commodity Futures
Grains
Corn Future Mar19	(114)	$—	$(11,400)	(0.02)%
Corn Future May19	(112)	—	(40,075)	(0.07)
Soybean Future Mar19	(47)	—	(63,450)	(0.10)
Soybean Future May19	(47)	—	(77,638)	(0.13)
Sugar No11 (World) Mar19	(150)	—	(20,855)	(0.03)
Total Grains		—	(213,418)	(0.35)

Metals
Gold 100 Oz Future Feb19	(18)	—	(85,500)	(0.14)
Total Metals		—	(85,500)	(0.14)

Total Commodity Futures		—	(298,918)	(0.49)

Currency Futures
BP Currency Future Mar19	(64)	—	(80,000)	(0.13)
CHF Currency Future Mar19	(41)	—	(38,181)	(0.06)
Euro FX Currency Future Mar19	(36)	—	(44,325)	(0.07)
Jpn Yen Currency Future Mar19	(104)	—	(352,763)	(0.58)
Total Currency Futures		—	(515,269)	(0.84)

Total Futures Contracts Sold		—	(814,187)	(1.33)

Total unrealized depreciation on derivative contracts		$(7,411)	$(2,669,096)	(4.35)%

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

STATEMENT OF OPERATIONS

Year ended December 31, 2018

Investment income
Interest income	$525,140
Dividends (net of withholding taxes of $33,413)	974,359

Total investment income	1,499,499

Operating expense
Interest expense	5,736
Professional fees and other expenses	230,915

Total operating expense	236,651

Net investment income	1,262,848

Realized and unrealized gain (loss) from investment activities
Net realized gain on securities transactions	2,828,667
Net realized gain on derivative transactions	995,986
Net change in unrealized depreciation on securities positions	(6,397,727)
Net change in unrealized depreciation on derivative positions	(2,931,857)
Net realized and unrealized gain on foreign currency transactions	40,924

Net realized and unrealized loss from investment activities	(5,464,007)

Net decrease in net assets resulting from operations	$(4,201,159)

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

STATEMENT OF CHANGES IN NET ASSETS

Year ended December 31, 2018

Increase (decrease) in net assets resulting from operations
Net realized gain on securities transactions	$2,828,667
Net realized gain on derivative transactions	995,986
Net change in unrealized depreciation on securities positions	(6,397,727)
Net change in unrealized depreciation on derivative positions	(2,931,857)
Net realized and unrealized gain on foreign currency transactions	40,924
Net investment income	1,262,848

Net decrease in net assets resulting from operations	(4,201,159)

Capital share transactions
Subscriptions	81,000
Redemptions	(398,000)

Net decrease in net assets resulting from capital share transactions	(317,000)

Net decrease in net assets	(4,518,159)

Net assets at beginning of year	65,856,511

Net assets at end of year	$61,338,352

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

STATEMENT OF CASH FLOWS

Year ended December 31, 2018

Cash flows from operating activities
Net decrease in net assets resulting from operations	$(4,201,159)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash provided by operating activities
Net realized gain on securities transactions	(2,828,667)
Net change in unrealized depreciation on securities positions	6,397,727
Purchases of investments	(55,122,695)
Sales of investments	53,107,714
Net realized gain on derivative transactions for premiums paid and proceeds received	(995,986)
Premiums paid on derivative transactions	(245,492)
Proceeds received on derivative transactions	1,304,314
Net change in unrealized depreciation on derivative positions	2,931,857
Increase in operating assets
Dividends receivable	(62)
Decrease in operating assets
Due from broker	1,155,656
Decrease in operating liabilities
Accrued expenses and other payables	(15,099)

Net cash provided by operating activities	1,488,108

Cash flows from financing activities
Subscriptions	81,000
Redemptions	(398,000)

Net cash used in financing activities	(317,000)

Net change in cash and cash equivalents	1,171,108

Cash and cash equivalents and cash held at broker at beginning of year	25,751,875

Cash and cash equivalents and cash held at broker at end of year	$26,922,983

Supplemental disclosure of cash flow information Cash paid during the year for interest	$5,736

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE A – ORGANIZATION

MLM Symmetry Master Fund Ltd. (the “Master Fund”) was incorporated as an exempted company on November 12, 2009 and is registered under the laws of the Cayman Islands. The Master Fund was registered as a mutual fund under the Cayman Islands Mutual Funds Law on March 20, 2012.

The Master Fund commenced operations on January 27, 2010. The Master Fund’s investment objective is appreciation of its assets through trading. The Master Fund engages in various trading strategies, including, without limitation, trading positions (both long and short) in equity securities, options, currencies, financial and commodities futures.

The Master Fund receives all of its capital from MLM Symmetry Fund, LP (the “Domestic Feeder”). Mount Lucas Management LP (the “Advisor”) is the investment advisor for the Master Fund, and the Domestic Feeder. The Advisor is also the General Partner of the Domestic Feeder. The Advisor does not receive management or incentive fees from the Master Fund. At December 31, 2018 the Domestic Feeder held 100% of the Master Fund’s shares.

The Advisor, a Delaware limited partnership with its principal office in Newtown, Pennsylvania, is registered with the Commodity Futures Trading Commission and the National Futures Association as the Commodity Pool Operator of the Master Fund and with the Securities and Exchange Commission as a Registered Investment Advisor. The Advisor is responsible for all investment decisions and operations of the Master Fund.

BNY Mellon Alternative Investment Services Ltd. (the “Administrator”) is the Master Fund’s administrator, registrar and transfer agent.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

1.	Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and are stated in United States Dollars.

The Master Fund is considered an investment company pursuant to Accounting Standards Update No. 2013-08, Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements (“ASU 2013-08”), and therefore follows the accounting and reporting guidance for investment companies.

2.	Use of Estimates

The preparation of the accompanying financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially.

3.	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit in a demand deposit account at one financial institution and cash equivalents comprised of money market investments and U.S. Treasury Bills with maturities of three months or less held at BNY Mellon. As at December 31, 2018, the Master Fund held U.S. Treasury Bills with a principal amount of 21,600,000 and fair value of $21,585,404 and with maturity dates ranging from January 3, 2019 to January 22, 2019.

4.	Cash Held at Broker and Due From/To Broker

Securities transactions of the Master Fund are primarily maintained, cleared and held by registered U.S. broker dealers, pursuant to customer agreements. At December 31, 2018, the cash held at broker amounted to $5,336,363 and due from/to broker in the statement of financial condition included receivables for investment securities sold amounting to $509,480 and payables for investment securities purchased amounting to $513,551. At year-end, the cash collateral held on margin at the broker relates to open derivative positions and is considered restricted until such open derivative positions are closed.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE B (continued)

5.	Fair Value of Financial Instruments

The fair values of the Master Fund’s assets and liabilities which qualify as financial instruments approximate the carrying amounts presented in the financial statements.

Fair Value Hierarchy

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, the Master Fund measures fair value through the use of a fair value hierarchy that prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

b)	Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans).

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect the Advisor’s own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE B (continued)

5.	Fair Value of Financial Instruments (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value

The Master Fund values investments in securities and securities sold short that are freely tradable and are listed on national securities exchanges or reported on the national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported “bid” price if held long, and last reported “ask” price if sold short as furnished by an independent pricing service or dealer as of the measurement date. Such services or dealers determine valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships, generally recognized by institutional traders, between securities (which consider such factors as security price, yield, maturities, and ratings). Foreign securities are valued by translating foreign-denominated prices into United States Dollars, based upon exchange rates as of the last business day of the period.

Valuation of Derivative Financial Instruments

In the normal course of business, the Master Fund utilizes derivative financial instruments in connection with its proprietary trading activities. The Master Fund records its derivative activities at fair value based upon closing market prices or utilizing a combination of counterparty quotations coupled with independent prices obtained from independent pricing services. The Master Fund believes that the independent prices utilized in valuing investments in derivatives are reasonable and prudent.

Unrealized gains and losses from derivative instruments are recorded as assets and liabilities, respectively, in the statement of financial condition. All resulting differences between cost and fair value are included in net change in unrealized appreciation (depreciation) on derivative positions in the statement of operations.

6.	Investment Transactions and Investment Income

All securities transactions, including derivative contracts, and the related income and expenses, are accounted for on a trade-date basis (date when the order to buy or sell is executed). Realized gains and losses are recorded using the specific identification method. Interest income (or expense for securities sold short) is recorded on an accrual basis and dividend income (or expense on securities sold short) is recorded on the ex-dividend date and is presented net of withholding taxes. The Master Fund executes and clears trades through various unaffiliated brokers and dealers selected by the Advisor.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE B (continued)

7.	Margin Requirements

The Master Fund had certain margin requirements at December 31, 2018, which can be satisfied through a combination of cash and/or securities held at the broker. The Master Fund had such margin requirements of $12,577,474 at December 31, 2018.

8.	Income Taxes

The Master Fund has elected to be treated as a partnership for United States income tax purposes. Therefore, the individual shareholders of the Master Fund report their share of the Master Fund’s income or loss on their United States income tax return, if required to file. Under the laws of the Cayman Islands, the Master Fund is not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements. However, all United States dividend income and certain interest income are subject to a 30% withholding tax. There is currently no taxation imposed on income or capital gains by the Government of the Cayman Islands. If any form of taxation were to be enacted, the Master Fund has been granted an exemption from tax for a period of 20 years until November 24, 2029. As a result, no tax liability or expense has been recorded in the financial statements.

FASB ASC 740-10, Income Taxes, provides guidance for how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. As such, the Master Fund is required to evaluate tax positions taken or expected to be taken in the course of preparing the Master Fund’s financial statements to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as an expense in the current year. Based on the Advisor’s analysis, there were no tax positions identified which did not meet the “more-likely-than-not” standard as of December 31, 2018. However, the Advisor’s conclusions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE B (continued)

9.	Foreign Currency Transactions

Investment securities, derivatives and other assets and liabilities denominated in foreign currencies are translated into United States Dollar amounts using spot exchange rates prevailing at the date of valuation. Purchases and sales of investment securities, derivatives and income and expense items denominated in foreign currencies are translated into United States Dollar amounts at the spot rates prevailing on the respective dates of such transactions.

The Master Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments and derivatives from the fluctuations arising from changes in market prices of securities and derivatives held. Such fluctuations are included with the net realized and unrealized gain or loss from securities and derivative on the statement of operations.

NOTE C – INVESTMENTS IN SECURITIES

Fair value hierarchy

As discussed in Note B, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Master Fund’s investments have been classified, the Master Fund has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE C – INVESTMENTS IN SECURITIES (continued)

The table below sets forth information about the level within the fair value hierarchy at which the Master Fund’s investments are measured at December 31, 2018:

	Level 1	Level 2	Total
Assets
U.S. Treasury Bills[1]	$21,585,404	$—	$21,585,404
Common Stock	32,963,784	—	32,963,784
Contracts for Differences	—	84,224	84,224
Credit Default Swaps	—	953	953
Futures Contracts – purchased	452,854	—	452,854
Futures Contracts – sold	1,398,040	—	1,398,040

Total assets	$56,400,082	$85,177	$56,485,259

Liabilities
Contracts for Differences	$—	$(759,119)	$(759,119)
Credit Default Swaps	—	(7,414)	(7,414)
Forward currency contract	—	(16)	(16)
Futures Contracts – purchased	(1,088,360)	—	(1,088,360)
Futures Contracts – sold	(814,187)	—	(814,187)

Total liabilities	$(1,902,547)	$(766,549)	$(2,669,096)

[1]	Treasury Bills are classified as cash and cash equivalents in the statement of financial condition.

Industry and country classifications of the Master Fund’s investments are disclosed in the schedule of investments.

The Master Fund had no Level 3 investments during the year. The Master Fund had no transfers between Level 1 and Level 2 investments during the year.

Securities sold short represents obligations of the Master Fund to make future delivery of specific securities and correspondingly create an obligation to purchase the securities at prevailing market prices. As such, the future satisfaction of these obligations may be at amounts greater than those recorded in the statement of financial condition. The ultimate gain or loss depends upon the prices at which the financial instruments are purchased to settle the Master Fund’s obligations under the commitment.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE C – INVESTMENTS IN SECURITIES (continued)

The Master Fund’s principal clearing activities are primarily with one clearing broker, Credit Suisse Securities (USA) LLC. At December 31, 2018, substantially all of the cash held at broker and due from broker are positions with and amounts due from Credit Suisse Securities (USA) LLC. Cash and cash equivalents are custodied primarily at Bank of New York Mellon.

NOTE D – DERIVATIVE CONTRACTS

Derivative contracts include options contracts, future contracts, contracts for differences, swap contracts, forward currency contracts and are recorded at fair value. Realized and unrealized gains and losses from derivative transactions are included in derivative transactions in the statement of operations. In the normal course of business, the Master Fund enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Master Fund’s investment strategies and are utilized primarily to structure investments to economically match the investment objectives of the Master Fund. These instruments are subject to various risks similar to non-derivative instruments, including market, credit, liquidity and operational risks.

When the Master Fund writes call or put options, an amount equal to the premium received is recorded as a liability and is subsequently marked-to-market to reflect the current market value of the option written. When a written option expires on its stipulated expiration date or the Master Fund enters into a closing purchase transaction, the Master Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option when it is extinguished. When a written call option is exercised, the Master Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Master Fund purchases upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Master Fund purchases upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received.

Upon the purchase of a call option or a put option by the Master Fund, the premium paid is recorded as an investment and subsequently marked-to-market to reflect the current market value of the option. If an option which the Master Fund has purchased expires on the stipulated expiration date, the Master Fund will realize a loss in the amount of the cost of the option. If the Master Fund enters into a closing sale transaction, the Master Fund will realize a gain or loss, depending on whether the sale proceeds for the closing sale transaction are greater or less than the cost of the option.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE D – (continued)

If the Master Fund exercises a purchased put option, the Master Fund will realize a gain or loss from the sale of the underlying security, and the proceeds from such sale will be decreased by the premium originally paid. If the Master Fund exercises a purchased call option, the cost of the security which the Master Fund purchases from the holder of the call option upon exercise will be increased by the premium originally paid. Purchased over-the-counter options are subject to the risk that the counterparty may default on its obligations, which could result in a loss to the Master Fund.

In the normal course of trading activities, the Master Fund enters into swap agreements that obligate two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset or otherwise determined notional amount. A total return swap is a negotiated contract in which two parties agree to exchange the return on an underlying asset for a defined period, calculated based upon a predetermined notional amount.

In addition, the Master Fund enters into credit default swaps (“CDS”) as either a buyer or seller and enters into a contractual agreement to provide or receive insurance against a credit event of one or more referenced credits. The nature of the credit event is established by the buyer and seller at the inception of the transaction and such events include bankruptcy, insolvency, rating agency downgrade, principal writedowns and failure to meet payment obligations when due. The Master Fund may enter into CDS to manage its exposure to the market or certain sectors of the market, to reduce its risk exposure to defaults of corporate and sovereign issuers, or to create exposure to corporate or sovereign issuers to which it is not otherwise exposed. Risks may arise from unanticipated movements in interest rates or the occurrence of a credit event whereby changes in the market values of the underlying financial instruments may be in excess of the amounts shown in the statement of financial condition.

Under its CDS, the Master Fund may purchase credit protection on the referenced obligation of the CDS (“Buy Contract”) or provide credit protection on the referenced obligation of the CDS (“Sale Contract”). A sale/(buy) in a CDS provides upon the occurrence of a credit event, as defined in the swap agreement, for the Master Fund to buy/(sell) from/(to) the counterparty at the notional amount (the “Notional Amount”) and receive/(deliver) the principal amount of the referenced obligation. The Master Fund’s maximum risk of loss from counterparty risk, either as the protection seller or as the protection buyer, is the fair value of the contract (“Maximum Payout Amount”). This risk is mitigated by having a master netting arrangement between the Master Fund and the counterparty and by the posting of collateral by the counterparty to the Master Fund to cover the Master Fund’s exposure to the counterparty. During the term of the swap agreement, the Master Fund receives/(pays) periodic fixed payments from/(to) the respective counterparty, calculated at the agreed upon interest rate applied to the Notional Amount.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE D – (continued)

CDS may involve greater risks than if the Master Fund had invested in the reference obligation directly. CDS are subject to general market, liquidity, counterparty and credit risk. If the Master Fund is a buyer and no credit event occurs, it will lose its investment. In addition, if the Master Fund is a seller and a credit event occurs, the value of the referenced obligation received by the Master Fund coupled with the periodic payments previously received may be less than the Maximum Payout Amount it pays to the buyer, resulting in a loss to the Master Fund.

The table below summarizes certain information regarding protection sold through CDS contracts as of December 31, 2018:

As of December 31, 2018
	Maximum Payout/Notional Amount by Period of			Maximum
	Expiration			Payout/Notional Amount
					Offsetting	Net Protection
				Protection	Protection	Sold CDS
	Less than			Sold CDS	Bought CDS	Contracts at
	1 Year	2-5 Years	> 5 Years	Contracts	Contracts(1)	Fair Value
Credit Spread on Reference Assets (basis points) (2)
0 - 250	$—	$—	$—	$—	$—	$—
251 - 500	—	283,000	—	283,000	—	(6,461)
501 - 1,000	—	—	—	—	—	—
Greater than 1,000	—	—	—	—	—	—
Total	$—	$283,000	$—	$283,000	$—	$(6,461)

(1)	Offsetting protection bought credit/index derivatives represent the notional amount of protection bought credit/index derivatives on the extent they hedge protection sold credit/index derivatives with nearly identical reference assets.

(2)	Credit Spread on the reference assets, together with the period of expiration, are indicators of payment/performance risk. For example, the Master Fund is least likely to pay or otherwise be required to perform where the credit spread on the reference assets is 0-250 basis points. The likelihood of payment or performance is generally greater as the credit spread on the reference assets and period of expiration increase.

If a defined credit event had occurred as of December 31, 2018, the swaps’ credit-risk-related contingent features would have been triggered and the Master Fund would have been required to pay $283,000 less the value of the contracts’ related reference obligation.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE D – (continued)

A futures contract is a firm commitment to buy or sell a specified quantity of cash or securities, or a standardized amount of a deliverable grade commodity, at a specified price and specified future date, unless the contract is closed before the delivery date. Payments (variation margin) are made or received by the clearing broker on behalf of the Master Fund each business day, depending on the daily fluctuations in the value of the underlying securities, and are recorded as unrealized gains or losses by the Master Fund. Futures contracts are stated at fair value with the unrealized appreciation or depreciation on futures presented on the Statement of Financial Condition. When a contract is closed, the Master Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Transactions in futures contracts require market participants to make both initial margin deposits of cash or other assets and variation margin deposits directly with the clearing broker where the contracts are held. During the year ended December 31, 2018 futures contracts were used to gain exposure to the change in value of equities, interest rates, currencies and commodities.

The Master Fund enters into total return swap contracts and contracts for difference, which involve an agreement to exchange cash flows based on the change in the value or total return on individual stocks or other financial instruments. The Master Fund is subject to price risk in the normal course of pursuing its investment objectives. During the year ended December 31, 2018, the Master Fund entered into total return swaps and contracts for differences to create exposure to certain equities to which it is otherwise not exposed. In some cases, entering into total return swaps and contracts for differences is a more effective investment alternative than purchasing the actual underlying position outright. During the period the contract is open, changes in the value of the contract are recognized as net change in unrealized appreciation (depreciation) on derivative positions by marking the contracts to fair value based on current market data. A realized gain or loss is recorded upon the termination or reset of each total return swap or contract for differences transaction.

Forward currency contracts are non-standardized contracts between two parties to buy or sell a currency at a specified future time at a given price. Forward currency contracts are marked to market daily using currency exchange rates and forward rates on the valuation date, and the change in market value is recorded by the Master Fund as unrealized appreciation or depreciation on forward currency contracts in the statement of operations. When the contract is closed or delivery is taken the Master Fund records a realized gain or loss in the statement of operations equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE D – (continued)

The following table summarizes the fair values of derivative instruments and volume of derivatives activity, categorized by primary underlying risk, as well as their location within the statement of financial condition at December 31, 2018:

	Assets			Liabilities
					Average
Primary underlying	Notional	Average notional	Fair value	Notional	notional
risk	amounts	amounts (3)	(1)	amounts	amounts (3)	Fair value (2)
Price risk
Commodity futures	$19,603,123	$21,832,616	$1,273,840	$18,663,448	$16,005,681	$(1,387,278)
Contracts for differences	1,174,636	3,198,719	84,224	4,886,538	3,133,402	(759,119)
Credit risk
Credit defaults swaps	953	42,496	953	7,414	3,990	(7,414)
Interest rate risk
Interest rate futures	171,645,557	76,909,451	358,244	—	27,145,136	—
Currency risk
Currency futures	9,935,080	16,929,208	218,810	27,473,475	16,545,308	(515,269)
Total return swaps	—	165,258	—	—	—	—
Forward currency contracts	—	—	—	—	—	(16)

1	Located in the “Unrealized appreciation on derivative contracts” on the Statement of Financial Condition.

2	Located in the “Unrealized depreciation on derivative contracts” on the Statement of Financial Condition.

3	Average notional amounts are calculated on a quarterly basis.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE D – (continued)

The following table identifies the net gain and loss amounts recognized in income from derivative instruments, categorized by primary underlying risk, and their location within the statement of operations, for the year ended December 31, 2018:

		Change in unrealized
	Realized gain (loss)	appreciation
	on derivatives	(depreciation) on
Primary underlying risk	recognized (1)	derivatives recognized (2)	Total
Price risk
Commodity futures	$540,088	$(1,086,353)	$(546,265)
Contracts for differences	951,911	(1,581,125)	(629,214)
Credit risk
Credit defaults swaps	(40,737)	(23,682)	(64,419)
Interest rate risk
Interest rate futures	(718,662)	289,808	(428,854)
Currency risk
Currency futures	481,917	(429,577)	52,340
Total return swaps	(218,531)	(100,912)	(319,443)
Forward currency contracts	—	(16)	(16)
	$995,986	$(2,931,857)	$(1,935,871)

1	Located in the “Net realized loss on derivative transactions” section of the Statement of Operations.

2	Located in the “Net change in unrealized appreciation on derivative positions” section of the Statement of Operations.

Offsetting of assets and liabilities

The Master Fund enters into master netting agreements and collateral agreements with its counterparties for certain derivative transactions. These agreements generally provide the Master Fund a right of offset under master netting arrangements, including in the event of default or in the event of bankruptcy of either party to the transactions. The Master Fund presents its assets and liabilities subject to such arrangements on a gross basis in the statement of financial condition.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE D – (continued)

The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of financial condition:

Net
			Amounts of	Gross Amounts Not Offset in the Statement of
			recognized	Financial Condition
Assets
		Gross Amounts	Presented in
	Gross	Offset in the	the
	Amounts of	Statement of	Statement of		Cash
	Recognized	Financial	Financial	Financial	Collateral
Description	Assets	Condition	Condition	Instruments	Received	Net Amount
Derivatives Credit Suisse	$85,177	$—	$85,177	$(85,177)	$—	$—
Total	$85,177	$—	$85,177	$(85,177)	$—	$—

Net
			Amounts of	Gross Amounts Not Offset in the Statement of
			recognized	Financial Condition
Liabilities
		Gross Amounts	Presented in
	Gross	Offset in the	the
	Amounts of	Statement of	Statement of		Cash
	Recognized	Financial	Financial	Financial	Collateral
Description	Liabilities	Condition	Condition	Instruments	Received	Net Amount
Derivatives Credit Suisse	$(766,549)	$—	$(766,549)	$85,177	$—	$(681,372)
Total	$(766,549)	$—	$(766,549)	$85,177	$—	$(681,372)

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE E – CAPITAL

The Master Fund is authorized to issue up to 5,000,000, $0.01 par value Participating Shares having the rights provided in the Articles of Association. Shares may be divided into Classes at the discretion of the Directors and each Class may be further divided into different Series of Shares. As of December 31, 2018 all shares are issued to the Domestic Feeder.

Share transactions for the year ended December 31, 2018 were as follows:

Shares
Balance at beginning of year	52,104

Subscription of shares	64
Redemption of shares	(320)

Balance at end of year	51,848

NOTE F – INDEMNIFICATIONS

In the ordinary course of business, the Master Fund enters into contracts that contain a variety of indemnifications. The Master Fund’s maximum exposure under these arrangements is unknown. However, the Master Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Therefore, the Master Fund did not accrue any liability in connection with such indemnifications.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE G – FINANCIAL HIGHLIGHTS

The following represents the per share operating performance, ratios to average net assets and other supplemental information for the year ended December 31, 2018.

Per share operating performance	MLM Symmetry
Fund, LP

Net asset value per share, beginning of year	$1,263.94
Change in net assets resulting from operations
Net realized and unrealized loss from investment activities	(105.21)
Net investment income	24.31

Net decrease in net assets resulting from operations	(80.90)

Net asset value per share, end of year	$1,183.04

Total return (1)	(6.40)%

Ratios to average net assets (2)
Expenses	0.37%

Net investment income	1.95%

(1)	Total return is calculated by comparing the ending net asset value per share to the beginning net asset value per share. An individual investor’s return may vary from this return depending on the timing of subscriptions, redemptions and fee terms.

(2)	Average net assets were derived from net assets at the beginning of the month, adjusted for cash flows related to the subscription and redemption of shares during the year. An individual investor’s ratios to average net assets may vary from these ratios based on the timing of capital transactions.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018

NOTE H – SUBSEQUENT EVENTS

Pursuant to a written special resolution by the sole shareholder of the Master Fund signed May 28, 2019 and a written resolution by the Board of Directors dated May 30, 2019, it was resolved that the Master Fund be de-registered as a Cayman Islands exempted limited liability company from the Cayman Islands Monetary Authority and will continue as a limited liability company under the laws of the State of Delaware, USA. On June 28, 2019, it was resolved further that the name of the Master Fund be changed to MLM Symmetry Master Fund LLC (the “Company”) and the registered office address be changed to Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808 USA.

As part of the corporate restructuring and effective July 1, 2019, the Company was merged with and into MLM Symmetry Fund, LP (prior to July 1, 2019, the “Domestic Feeder”). Effective July 1, 2019, MLM Symmetry Fund, LP became the surviving entity (the “Surviving Entity”). The Surviving Entity assumed all the remaining assets and liabilities of the Company. The cash was transferred by the Company to the Surviving Entity.

From January 1, 2019 to June 30, 2019, prior to merger, the Master Fund had redemptions of $191,636.

Management has evaluated all subsequent transactions and events after the statement of financial condition date through July 19, 2019, the date on which these financial statements were available to be issued and, except as already included in the notes to these financial statements, has determined that no additional items require disclosure.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT AUDITORS

MLM SYMMETRY MASTER FUND LTD.

December 31, 2017

The Advisor of MLM Symmetry Master Fund Ltd. (the “Master Fund”) is registered as a Commodity Pool Operator under the Commodity Exchange Act. A claim of exemption pursuant to Commodity Futures Trading Commission (“CFTC”) Rule 4.7 has been made with respect to the Master Fund by the Advisor. The exemption relieves the Master Fund of certain disclosure and reporting obligations under the commodity pool rules of the CFTC.

MLM SYMMETRY MASTER FUND LTD.

C O N T E N T S

Page(s)

Affirmation of the Commodity Pool Operator	2

Report of Independent Auditors	3

Financial Statements

Statement of Financial Condition	4

Schedule of Investments	5-13

Statement of Operations	14

Statement of Changes in Net Assets	15

Statement of Cash Flows	16

Notes to Financial Statements	17-33

AFFIRMATION OF THE COMMODITY POOL OPERATOR

I affirm that, to the best of my knowledge and belief, the information contained in the attached financial statements of MLM Symmetry Master Fund Ltd. for the year ended December 31, 2017 is accurate and complete.

Timothy J. Rudderow Sr.
Chief Executive Officer
Mount Lucas Management LP
MLM Symmetry Master Fund Ltd.

Report of Independent Auditors

To the Board of Directors of MLM Symmetry Master Fund Ltd.

We have audited the accompanying financial statements of MLM Symmetry Master Fund Ltd. (the “Fund”), which comprise the statement of financial condition, including the schedule of investments, as of December 31, 2017, and the related statements of operations, of changes in net assets, and of cash flows for the year then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Fund’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MLM Symmetry Master Fund Ltd. as of December 31, 2017, and the results of its operations, changes in its net assets, and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

July 19, 2019

PricewaterhouseCoopers, 18 Forum Lane, Camana Bay, P.O. Box 258, Grand Cayman KY1-1104, Cayman Islands T: +1 (345) 949 7000, F: +1 (345) 949 7352, www.pwc.com/ky

MLM Symmetry Master Fund Ltd.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Investments in securities, at fair value (cost: $30,382,117)	$34,517,863
Unrealized appreciation on derivative contracts (premium: $78,452)	2,859,136
Cash and cash equivalents	21,002,660
Cash held at broker	4,749,215
Due from broker	3,404,499
Interest and dividends receivable	15,748

Total assets	66,549,121

LIABILITIES

Unrealized depreciation on derivative contracts (proceeds: $19,644)	597,468
Accrued expenses and other payables	95,142

Total liabilities	692,610

Net assets	65,856,511

Net asset value per share:
MLM Symmetry Fund, LP (52,104 shares outstanding)	$1,263.94

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS

December 31, 2017

				Percent of
Description	Shares	Cost	Fair Value	Net Assets
INVESTMENTS IN SECURITIES, AT FAIR VALUE
Common Stock
Bermuda:
Financial
Everest Re Group Ltd.	2,007	$454,101	$444,069	0.67%
XL Group Ltd.	11,515	449,114	404,867	0.62
Total Bermuda		903,215	848,936	1.29

Japan:
Basic Materials
Daio Paper Corporation	4,000	52,314	52,910	0.08
JFE Holdings, Inc.	12,400	251,417	297,877	0.45
Mitsubishi Chemical Holdings	51,500	463,216	565,314	0.86
Mitsubishi Gas Chemical Company Inc.	2,500	52,613	71,796	0.11
NOF Corporation	2,300	53,392	61,765	0.09
Total Basic Materials		872,952	1,049,662	1.59

Communications
SBI Holdings Inc.	14,800	207,281	309,546	0.47
T-Gaia Corporation	3,100	54,444	72,048	0.11
Total Communications		261,725	381,594	0.58

Consumer Cyclical
ANA Holdings Inc.	1,600	62,640	66,844	0.10
Itochu Corporation	29,700	462,208	554,477	0.84
Kanematsu Corporation	47,900	534,826	662,508	1.01
Marubeni Corporation	37,700	249,252	273,132	0.41
Nissan Motor Company, Ltd.	21,400	212,154	213,440	0.32
Oriental Land Company, Ltd.	700	57,244	63,820	0.10
Sekesui Chemical Company, Ltd.	3,100	53,325	62,250	0.09
Sojitz Corporation	173,300	448,451	532,308	0.81
Sumitomo Corporation	36,900	514,025	627,311	0.96
Total Consumer Cyclical		2,594,125	3,056,090	4.64

Consumer Non-Cyclical
Kirin Holdings Company, Ltd.	5,200	115,686	131,125	0.20
Nichirei Corporation	2,100	53,526	58,072	0.09
Yakult Honsha Company, Ltd.	800	63,535	60,367	0.09
Total Consumer Non-Cyclical		232,747	249,564	0.38

Financial
Nomura Real Estate Holdings	11,400	247,713	255,639	0.39
North Pacific Bank, Ltd.	55,400	206,842	185,903	0.28
Total Financial		454,555	441,542	0.67

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2017

				Percent of
Description	Shares	Cost	Fair Value	Net Assets
INVESTMENTS IN SECURITIES, AT FAIR VALUE (continued)
Common Stock (continued)
Japan: (continued)
Industrial
Comsys Holdings Corporation	2,500	$62,230	$72,462	0.11%
Hanwa Company, Ltd.	14,200	508,444	656,771	0.99
Kajima Corporation	6,000	62,693	57,739	0.09
Kyowa Exeo Corporation	2,800	44,870	72,507	0.11
Nippon Steel & Sumikin Bussan Corporation	9,600	463,715	582,929	0.89
Taisei Corporation	1,100	61,003	54,783	0.08
Total Industrial		1,202,955	1,497,191	2.27

Technology
Oracle Corporation Japan	700	56,995	58,041	0.09
Tokyo Electron Ltd.	500	57,149	90,550	0.14
Total Technology		114,144	148,591	0.23

Total Japan		5,733,203	6,824,234	10.36

United Kingdom:
Technology
Micro Focus International	2,620	72,729	88,006	0.13
Total United Kingdom		72,729	88,006	0.13

United States:
Communications
Corning Inc.	16,088	448,228	514,655	0.78
Harris Corporation	870	114,780	123,236	0.19
Total Communications		563,008	637,891	0.97

Consumer Cyclical
Best Buy Company, Inc.	18,496	773,187	1,266,421	1.92
Carnival Corporation	7,660	452,392	508,395	0.77
Ford Motor Company	39,190	463,483	489,482	0.75
Gap Inc.	16,412	465,359	558,993	0.85
Kohl’s Corporation	10,298	450,052	558,461	0.85
Macy’s Inc.	21,758	468,998	548,084	0.83
McDonald’s Corporation	719	114,695	123,754	0.19
Total Consumer Cyclical		3,188,166	4,053,590	6.16

Consumer Non-Cyclical
Mastercard, Inc.	804	114,284	121,693	0.18
UnitedHealth Group Inc.	1,221	224,521	269,182	0.41
Total Consumer Non-Cyclical		338,805	390,875	0.59

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2017

				Percent of
Description	Shares	Cost	Fair Value	Net Assets
INVESTMENTS IN SECURITIES, AT FAIR VALUE (continued)
Common Stock (continued)
United States: (continued)
Energy
Andeavor	5,139	$449,513	$587,593	0.89%
Marathon Petroleum Corporation	8,542	446,586	563,601	0.86
Valero Energy Corporation	6,463	445,839	594,014	0.90
Total Energy		1,341,938	1,745,208	2.65

Financial
Aflac Inc.	6,060	448,923	531,947	0.81
Allstate Corporation	1,258	113,669	131,725	0.20
Arthur J. Gallagher & Company	1,933	110,672	122,320	0.19
Lincoln National Corporation	6,297	459,459	484,050	0.74
Navient Corporation	32,745	476,147	436,163	0.66
Principal Financial Group	6,906	443,151	487,287	0.74
Progressive Corporation	2,385	113,688	134,323	0.20
Torchmark Corporation	1,384	109,114	125,543	0.19
U.S. Bancorp	2,012	110,315	107,803	0.16
Unum Group	18,342	682,939	1,006,792	1.53
Total Financial		3,068,077	3,567,953	5.42

Funds
Consumer Discretionary Select Sector	3,289	269,811	324,591	0.50
Consumer Staples SPDR	5,693	317,036	323,875	0.50
Energy Select Sector SPDR	4,592	322,524	331,818	0.50
Financial Select Sector SPDR	11,565	227,545	322,779	0.49
Global X FTSE Greece 20	20,872	203,620	214,564	0.33
Health Care Select Sector	3,811	278,532	315,093	0.48
Industrial Select Sector SPDR	4,275	239,723	323,489	0.49
iShares
iShares 0-5 Year High Yield Corporate Bond	8,105	385,565	381,989	0.58
iShares 1-3 Year Credit Bond	1,135	119,657	118,653	0.18
iShares 1-3 Year Treasury Bond	10,728	902,654	899,543	1.37
iShares 3-7 Year Treasury Bond	825	102,032	100,782	0.15
iShares 7-10 Year Treasury Bond	2,468	264,916	260,547	0.40
iShares China Large-Cap ETF	4,116	149,478	190,035	0.29
iShares Emerging Markets	9,582	486,615	478,908	0.73
iShares Floating Rate Bond	2,337	118,828	118,766	0.18
iShares Global High Yield	7,548	386,026	380,797	0.58
iShares iBoxx High Yield	4,367	385,255	381,064	0.58
iShares iBoxx Investment Grade Corporate Bond	989	119,863	120,222	0.18
iShares International Preferred Stock	15,410	284,610	287,397	0.44
iShares JP Morgan USD Emerging Markets Bond	4,143	482,927	481,002	0.73

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2017

				Percent of
Description	Shares	Cost	Fair Value	Net Assets
INVESTMENTS IN SECURITIES, AT FAIR VALUE (continued)
Common Stock (continued)
United States: (continued)
Funds (continued)
iShares (continued)
iShares Mortgage Real Estate	12,893	$605,789	$582,764	0.88%
iShares MSCI All Peru Capped	4,549	139,602	186,418	0.28
iShares MSCI Brazil	4,861	186,582	196,627	0.30
iShares MSCI Chile Capped	2,570	100,544	134,051	0.20
iShares MSCI Indonesia ETF	6,992	172,499	198,783	0.30
iShares MSCI Malaysia ETF	5,953	186,310	196,270	0.30
iShares MSCI Philippines	5,093	186,115	197,710	0.30
iShares MSCI Poland Capped	7,087	136,739	191,987	0.29
iShares MSCI South Africa	2,938	161,683	205,631	0.31
iShares MSCI South Korea	2,553	138,982	191,296	0.29
iShares MSCI Taiwan ETF	5,166	148,158	187,061	0.28
iShares MSCI Thailand Capped	2,093	144,813	193,602	0.29
iShares MSCI Turkey ETF	3,517	146,108	152,849	0.23
iShares National AMT-Free Muni Bond	1,083	120,477	119,931	0.18
iShares Tips Bond ETF	1,050	120,018	119,784	0.19
iShares U.S. Preferred Stock	7,450	289,863	283,622	0.43
Materials Select Sector SPDR	5,345	250,374	323,533	0.49
Powershares S&P 500 BuyWrite	22,228	500,316	476,791	0.72
Powershares Senior Loan	24,823	574,360	571,922	0.87
Real Estate Select Sector SPDR	9,575	308,451	315,401	0.48
SPDR BBG Barclays Convertible Securities	11,231	571,825	568,289	0.86
SPDR Citi International Government Inflation-Protected	2,112	122,113	121,482	0.18
SPDR S&P International Dividend ETF	11,691	477,582	481,786	0.73
Technology Select Sector SPDR	4,981	224,177	318,535	0.48
Utilities Select Sector SPDR	5,649	276,649	297,589	0.45
Vaneck Vectors Russia ETF	8,969	182,313	190,232	0.29
Vanguard GLBL EX-US Real Estate Index Fund	4,862	288,529	294,151	0.45
Vanguard High Dividend Yield ETF	5,632	447,994	482,268	0.73
Vanguard REIT ETF	3,431	288,309	284,704	0.43
Wisdom India Earnings	6,975	148,778	194,184	0.30
Total Funds		13,693,269	14,615,167	22.19

Industrial
Amphenol Corporation	2,886	225,955	253,391	0.38
Boeing Company	1,063	233,370	313,489	0.48
General Dynamics Corporation	571	109,963	116,170	0.17
Illinois Tool Works	813	110,554	135,649	0.21
Republic Services Inc.	3,465	203,351	234,269	0.36
Roper Industries Inc.	462	114,279	119,658	0.18
Total Industrial		997,472	1,172,626	1.78

 The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2017

	Shares/			Percent of
Description	Units	Cost	Fair Value	Net Assets
INVESTMENTS IN SECURITIES, AT FAIR VALUE (continued)
Common Stock (continued)
United States: (continued)
Technology
DXC Technology Company	1,643	$113,014	$155,921	0.24%
Hewlett Packard Enterprise	19,274	258,381	276,775	0.42
Texas Instruments Inc.	1,347	110,840	140,681	0.21
Total Technology		482,235	573,377	0.87

Total United States		23,672,970	26,756,687	40.63

Total Common Stock		30,382,117	34,517,863	52.41

Total Investments in Securities, at fair value		$30,382,117	$34,517,863	52.41%

UNREALIZED APPRECIATION ON DERIVATIVE CONTRACTS
Contracts for Differences
Foreign Equity
ABB LTD-REG CFD	2,116	$—	$5,390	0.01%
Aegon NV CFD	40,923	—	18,250	0.03
Allianz SE-REG CFD	276	—	2,805	—
Anglo American PLC CFD	14,185	—	44,361	0.07
ASR Netherland NV CFD	6,104	—	7,816	0.01
AXA SA CFD	15,833	—	52,292	0.08
BNP Paribas CFD	3,058	—	4,783	0.01
British American Tobacco PLC CFD	852	—	3,213	—
Clariant AG-REG CFD	2,547	—	11,835	0.02
CNP Assurances CFD	20,754	—	73,363	0.11
Deutsche Lufthansa-RE CFD	25,406	—	461,682	0.70
Eurazeo SA CFD	710	—	4,955	0.01
Experian PLC CFD	2,466	—	1,738	—
Flughafen Zurich AG-R CFD	480	—	952	—
Geberit AG-REG CFD	118	—	1,753	—
Old Mutual PLC CFD	75,186	—	17,751	0.03
Partners Group Holdings CFD	192	—	20,624	0.03
Poste Italiane SPA CFD	30,766	—	5,927	0.01
Reed Elsevier PLC CFD	2,718	—	9,119	0.01
Rentokil Initial PLC CFD	17,381	—	20,240	0.03
Spirax-Sarco Engineer CFD	894	—	13,684	0.02
Stora Enso OYJ-R SHS CFD	18,078	—	64,473	0.10
Svenska Cellulosa AB- CFD	28,314	—	56,473	0.09
Voestalpine AG CFD	4,892	—	66,170	0.10
Total Contracts for Differences		—	969,649	1.47

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2017

		Premium		Percent of
Description	Units	paid	Fair Value	Net Assets
UNREALIZED APPRECIATION ON DERIVATIVE CONTRACTS
Credit Default Swaps
Europe
ITRX Euro CDSI S28 5 Year PRC	(100,000)	$2,706	$3,261	0.01%
ITRX Xover CDSI S28 5 Year PRC	(319,500)	44,657	46,772	0.07
Total Europe		47,363	50,033	0.08

United States
CDX IG CDSI S29 5 Year PRC	(119,000)	2,506	2,837	—
CDX HY CDSI S29 5 Year PRC	(380,000)	28,583	31,481	0.05
Total United States		31,089	34,318	0.05

Total Credit Default Swaps		78,452	84,351	0.13

Futures Contracts Purchased
Commodity Futures
Energy
Gasoline RBOB Future Mar18	29	—	36,154	0.05
NY Harbor ULSD Future Jun18	26	—	80,493	0.12
NY Harbor ULSD Future Mar18	27	—	129,520	0.20
WTI Crude Future Jun18	36	—	152,680	0.23
WTI Crude Future Mar18	38	—	162,400	0.25
Total Energy		—	561,247	0.85

Grains
Sugar No11 (World) May18	132	—	195,149	0.30
Total Grains		—	195,149	0.30

Metals
Copper Future Mar18	28	—	106,075	0.16
Gold 100 Oz Future Feb18	2	—	4,600	0.01
Total Metals		—	110,675	0.17

Total Commodity Futures		—	867,071	1.32

Interest Rate Futures
3mo Euro Euribor Mar18	25	—	7,957	0.01
3mo Euro Euribor Jun18	25	—	2,222	—
Long Gilt Future Mar18	39	—	45,135	0.07
Total Interest Rate Futures		—	55,314	0.08

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2017

		Premium		Percent of
Description	Units	paid	Fair Value	Net Assets
UNREALIZED APPRECIATION ON DERIVATIVE CONTRACTS (continued)
Futures Contracts Purchased (continued)
Currency Futures
BP Currency Future Mar18	61	$—	$70,538	0.12%
C$ Currency Future Mar18	66	—	108,240	0.16
Euro FX Currency Future Mar18	34	—	108,613	0.16
Total Currency Futures		—	287,391	0.44

Total Futures Contracts Purchased		—	1,209,776	1.84

Futures Contracts Sold
Commodity Futures
Energy
Natural Gas Future Mar18	(72)	—	126,720	0.19
Total Energy		—	126,720	0.19

Grains
Corn Future Mar18	(121)	—	36,500	0.06
Soybean Future Mar18	(39)	—	69,413	0.11
Soybean Future May18	(44)	—	89,150	0.13
Wheat Future (CBT) Mar18	(100)	—	78,363	0.12
Total Grains		—	273,426	0.42

Total Commodity Futures		—	400,146	0.61

Interest Rate Futures
Canada 10 Year Bond Future Mar18	(76)	—	94,302	0.14
Total Interest Rate Futures		—	94,302	0.14

Total Futures Contracts Sold		—	494,448	0.75

Total Return Swaps
United States
FXCI0001 TRS	(15,764,696)	—	100,912	0.15
Total - Total Return Swaps		—	100,912	0.15

Total unrealized appreciation on derivative contracts		$78,452	$2,859,136	4.34%

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2017

		Proceeds		Percent of
Description	Units	received	Fair Value	Net Assets
UNREALIZED DEPRECIATION ON DERIVATIVE CONTRACTS (continued)
Contracts for Differences
Foreign Equity
Atos SE CFD	396	$—	$(3,299)	(0.01)%
Baloise Holding AG - CFD	375	—	(679)	—
Danske Bank A/S CFD	1,538	—	(788)	—
Investec PLC CFD	29,227	—	(10,684)	(0.02)
Investor AB-B SHS CFD	1,276	—	(390)	—
Orion OYJ-CLASS B CFD	1,058	—	(15,264)	(0.02)
Sainsbury (J) PLC CFD	61,239	—	(949)	—
SCOR SE CFD	5,579	—	(18,557)	(0.03)
Swiss Life Holding AG CFD	829	—	(1,715)	—
Talanx AG CFD	5,683	—	(11,094)	(0.02)
Total Contracts for Differences		—	(63,419)	(0.10)

Credit Default Swaps
United States
Credit Default Swap Emerging Market CDSI S28 5 Year PRC	(475,000)	(19,644)	(4,294)	(0.01)
Total Credit Default Swaps		(19,644)	(4,294)	(0.01)

Futures Contracts Purchased
Commodity Futures
Meats
Live Cattle Future Feb18	10	—	(14,650)	(0.02)
Live Cattle Future Jun18	48	—	(105,460)	(0.16)
Total Commodity Futures		—	(120,110)	(0.18)

Interest Rate Futures
3mo Euro Euribor Sep18	25	—	(1,877)	—
Euro-Bund Future Mar18	42	—	(64,989)	(0.10)
Jpn 10yr Bond (OSE) Mar18	6	—	(6,392)	(0.01)
Total Interest Rate Futures		—	(73,258)	(0.11)

Currency Futures
AUDUSD Currency Future Mar18	3	—	(10)	—
Total Currency Futures		—	(10)	—
Total Futures Contracts Purchased		—	(193,378)	(0.29)

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

SCHEDULE OF INVESTMENTS (continued)

December 31, 2017

		Proceeds		Percent of
Description	Units	received	Fair Value	Net Assets
UNREALIZED DEPRECIATION ON DERIVATIVE CONTRACTS (continued)
Futures Contracts Sold
Commodity Futures
Energy
Gasoline RBOB Future Jun18	(26)	$—	$(87,658)	(0.13)%
Total Energy		—	(87,658)	(0.13)

Grains
Corn Future May18	(120)	—	(6,600)	(0.01)
Sugar No 11 (World) Mar18	(128)	—	(78,646)	(0.12)
Wheat Future (CBT) May18	(99)	—	(1,288)	—
Total Grains		—	(86,534)	(0.13)

Total Commodity Futures		—	(174,192)	(0.26)

Interest Rate Futures
U.S. 10 Year Note (CBT) Mar18	(53)	—	(7,922)	(0.01)
Total Interest Rate Futures		—	(7,922)	(0.01)

Currency Futures
CHF Currency Future Mar18	(40)	—	(83,500)	(0.13)
JPN YEN Currency Future Mar18	(103)	—	(70,763)	(0.11)
Total Currency Futures		—	(154,263)	(0.24)
Total Futures Contracts Sold		—	(336,377)	(0.51)

Total unrealized depreciation on derivative contracts		$(19,644)	$(597,468)	(0.91)%

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

STATEMENT OF OPERATIONS

Year ended December 31, 2017

Investment income
Interest income	$246,334
Dividends (net of withholding taxes of $24,107)	829,344

Total investment income	1,075,678

Operating expense
Interest expense	6,574
Professional fees and other expenses	226,688

Total operating expense	233,262

Net investment income	842,416

Realized and unrealized gain (loss) from investment activities
Net realized gain on securities transactions	2,736,920
Net realized loss on derivative transactions	(2,010,168)
Net change in unrealized appreciation on securities positions	2,334,076
Net change in unrealized appreciation on derivative positions	1,201,286
Net realized and unrealized gain on foreign currency transactions	39,797

Net realized and unrealized gain from investment activities	4,301,911

Net increase in net assets resulting from operations	$5,144,327

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

STATEMENT OF CHANGES IN NET ASSETS

Year ended December 31, 2017

Increase (decrease) in net assets resulting from operations
Net realized gain on securities transactions	$2,736,920
Net realized loss on derivative transactions	(2,010,168)
Net change in unrealized appreciation on securities positions	2,334,076
Net change in unrealized appreciation on derivative positions	1,201,286
Net realized and unrealized gain on foreign currency transactions	39,797
Net investment income	842,416

Net increase in net assets resulting from operations	5,144,327

Capital share transactions
Subscriptions	325,927
Redemptions	(769,927)

Net decrease in net assets resulting from capital share transactions	(444,000)

Net increase in net assets	4,700,327

Net assets at beginning of year	61,156,184

Net assets at end of year	$65,856,511

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

STATEMENT OF CASH FLOWS

Year ended December 31, 2017

Cash flows from operating activities
Net increase in net assets resulting from operations	$5,144,327
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities
Net realized gain on securities transactions	(2,736,920)
Net change in unrealized appreciation on securities positions	(2,334,076)
Purchases of investments	(34,030,457)
Sales of investments	29,867,399
Net realized gain on derivative transactions for premiums paid and proceeds received	(260,678)
Premiums paid on derivative transactions	(593,027)
Proceeds received on derivative transactions	883,176
Net change in unrealized appreciation on derivative positions	(1,201,286)
Increase in operating assets Due from broker	(3,404,499)
Decrease in operating assets Interest and dividends receivable	6,263
Decrease in operating liabilities Due to broker	(1,606,998)
Accrued expenses and other payables	(20,039)

Net cash used in operating activities	(10,286,815)

Cash flows from financing activities
Subscriptions	325,927
Redemptions	(769,927)

Net cash used in financing activities	(444,000)

Net change in cash and cash equivalents	(10,730,815)

Cash, cash equivalents and cash held at broker at beginning of year	36,482,690

Cash, cash equivalents and cash held at broker at end of year	$25,751,875

Supplemental disclosure of cash flow information Cash paid during the year for interest	$6,574

The accompanying notes are an integral part of these statements.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

NOTE A – ORGANIZATION

MLM Symmetry Master Fund Ltd. (the “Master Fund”) was incorporated as an exempted company on November 12, 2009 and is registered under the laws of the Cayman Islands. The Master Fund was registered as a mutual fund under the Cayman Islands Mutual Funds Law on March 20, 2012.

The Master Fund commenced operations on January 27, 2010. The Master Fund’s investment objective is appreciation of its assets through trading. The Master Fund engages in various trading strategies, including, without limitation, trading positions (both long and short) in equity securities, options, currencies, financial and commodities futures.

The Master Fund receives all of its capital from MLM Symmetry Fund, LP (the “Domestic Feeder”). Mount Lucas Management LP (the “Advisor”) is the investment advisor for the Master Fund, and the Domestic Feeder. The Advisor is also the General Partner of the Domestic Feeder. The Advisor does not receive management or incentive fees from the Master Fund. At December 31, 2017 the Domestic Feeder held 100% of the Master Fund’s shares.

The Advisor, a Delaware limited partnership with its principal office in Newtown, Pennsylvania, is registered with the Commodity Futures Trading Commission and the National Futures Association as the Commodity Pool Operator of the Master Fund and with the Securities and Exchange Commission as a Registered Investment Advisor. The Advisor is responsible for all investment decisions and operations of the Master Fund.

BNY Mellon Alternative Investment Services Ltd. (the “Administrator”) is the Master Fund’s administrator, registrar and transfer agent.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

1.	Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and are stated in United States Dollars.

The Master Fund is considered an investment company pursuant to Accounting Standards Update No. 2013-08, Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements (“ASU 2013-08”), and therefore follows the accounting and reporting guidance for investment companies.

2.	Use of Estimates

The preparation of the accompanying financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially.

3.	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit in a demand deposit account at one financial institution and cash equivalents comprised of money market investments and U.S. Treasury Bills with maturities of three months or less held at BNY Mellon.

4.	Cash Held at Broker and Due From/To Broker

Securities transactions of the Master Fund are primarily maintained, cleared and held by registered U.S. broker dealers, pursuant to customer agreements. At December 31, 2017, the cash held at broker amounted to $4,749,215 and due from/to broker in the statement of financial condition included receivables for investment securities sold amounting to $107,690 and payables for investment securities purchased amounting to $118,462. At year-end, the cash collateral held on margin at the broker relates to open derivative positions and is considered restricted until such open derivative positions are closed.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE B (continued)

5.	Fair Value of Financial Instruments

The fair values of the Master Fund’s assets and liabilities which qualify as financial instruments approximate the carrying amounts presented in the financial statements.

Fair Value Hierarchy

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, the Master Fund measures fair value through the use of a fair value hierarchy that prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1- Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

b)	Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans).

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect the Advisor’s own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE B (continued)

5.	Fair Value of Financial Instruments (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value

The Master Fund values investments in securities and securities sold short that are freely tradable and are listed on national securities exchanges or reported on the national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported “bid” price if held long, and last reported “ask” price if sold short as furnished by an independent pricing service or dealer as of the measurement date. Such services or dealers determine valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships, generally recognized by institutional traders, between securities (which consider such factors as security price, yield, maturities, and ratings). Foreign securities are valued by translating foreign-denominated prices into United States Dollars, based upon exchange rates as of the last business day of the period.

Valuation of Derivative Financial Instruments

In the normal course of business, the Master Fund utilizes derivative financial instruments in connection with its proprietary trading activities. The Master Fund records its derivative activities at fair value based upon closing market prices or utilizing a combination of counterparty quotations coupled with independent prices obtained from independent pricing services. The Master Fund believes that the independent prices utilized in valuing investments in derivatives are reasonable and prudent.

Unrealized gains and losses from derivative instruments are recorded as assets and liabilities, respectively, in the statement of financial condition. All resulting differences between cost and fair value are included in net change in unrealized appreciation (depreciation) on derivative positions in the statement of operations.

6.	Investment Transactions and Investment Income

All securities transactions, including derivative contracts, and the related income and expenses, are accounted for on a trade-date basis (date when the order to buy or sell is executed). Realized gains and losses are recorded using the specific identification method. Interest income (or expense for securities sold short) is recorded on an accrual basis and dividend income (or expense on securities sold short) is recorded on the ex-dividend date and is presented net of withholding taxes. The Master Fund executes and clears trades through various unaffiliated brokers and dealers selected by the Advisor.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE B (continued)

7.	Margin Requirements

The Master Fund had certain margin requirements at December 31, 2017, which can be satisfied through a combination of cash and/or securities held at the broker. The Master Fund had such margin requirements of $12,286,717 at December 31, 2017.

8.	Income Taxes

The Master Fund has elected to be treated as a partnership for United States income tax purposes. Therefore, the individual shareholders of the Master Fund report their share of the Master Fund’s income or loss on their United States income tax return, if required to file. Under the laws of the Cayman Islands, the Master Fund is not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements. However, all United States dividend income and certain interest income are subject to a 30% withholding tax. There is currently no taxation imposed on income or capital gains by the Government of the Cayman Islands. If any form of taxation were to be enacted, the Master Fund has been granted an exemption from tax for a period of 20 years until November 24, 2029. As a result, no tax liability or expense has been recorded in the financial statements.

FASB ASC 740-10, Income Taxes, provides guidance for how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. As such, the Master Fund is required to evaluate tax positions taken or expected to be taken in the course of preparing the Master Fund’s financial statements to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as an expense in the current year. Based on the Advisor’s analysis, there were no tax positions identified which did not meet the “more-likely-than-not” standard as of December 31, 2017. However, the Advisor’s conclusions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE B (continued)

9.	Foreign Currency Transactions

Investment securities, derivatives and other assets and liabilities denominated in foreign currencies are translated into United States Dollar amounts using spot exchange rates prevailing at the date of valuation. Purchases and sales of investment securities, derivatives and income and expense items denominated in foreign currencies are translated into United States Dollar amounts at the spot rates prevailing on the respective dates of such transactions.

The Master Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments and derivatives from the fluctuations arising from changes in market prices of securities and derivatives held. Such fluctuations are included with the net realized and unrealized gain or loss from securities and derivative on the statement of operations.

NOTE C – INVESTMENTS IN SECURITIES

Fair value hierarchy

As discussed in Note B, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Master Fund’s investments have been classified, the Master Fund has assessed factors including, but not limited to price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE C – INVESTMENTS IN SECURITIES (continued)

The table below sets forth information about the level within the fair value hierarchy at which the Master Fund’s investments are measured at December 31, 2017:

	Level 1	Level 2	Total
Assets
U.S. Treasury Bills[1]	$20,989,474	$—	$20,989,474
Common Stock	34,517,863	—	34,517,863
Contracts for Differences	—	969,649	969,649
Futures Contracts – purchased	1,209,776	—	1,209,776
Futures Contracts – sold	494,448	—	494,448
Total Return Swaps	—	100,912	100,912
Credit Default Swaps	—	84,351	84,351
Money Market Fund	12,186	—	12,186

Total assets	$57,223,747	$1,154,912	$58,378,659

Liabilities
Contracts for Differences	$—	$(63,419)	$(63,419)
Futures Contracts – purchased	(193,378)	—	(193,378)
Futures Contracts – sold	(336,377)	—	(336,377)
Credit Default Swaps	—	(4,294)	(4,294)

Total liabilities	$(529,755)	$(67,713)	$(597,468)

[1]	Treasury Bills are classified as cash and cash equivalents in the statement of financial condition.

Industry and country classifications of the Master Fund’s investments are disclosed in the schedule of investments.

The Master Fund had no Level 3 investments during the year. The Master Fund had no transfers between Level 1 and Level 2 investments during the year.

Securities sold short represents obligations of the Master Fund to make future delivery of specific securities and correspondingly create an obligation to purchase the securities at prevailing market prices. As such, the future satisfaction of these obligations may be at amounts greater than those recorded in the statement of financial condition. The ultimate gain or loss depends upon the prices at which the financial instruments are purchased to settle the Master Fund’s obligations under the commitment.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE C – INVESTMENTS IN SECURITIES (continued)

The Master Fund’s principal custody and clearing activities are primarily with clearing broker, Credit Suisse Securities (USA) LLC. At December 31, 2017, substantially all of the cash held at broker and due from broker are positions with and amounts due from Credit Suisse Securities (USA) LLC. Cash and cash equivalents are custodied primarily at Bank of New York Mellon.

NOTE D – DERIVATIVE CONTRACTS

Derivative contracts include options contracts, future contracts, contracts for differences, swap contracts, forward currency contracts and are recorded at fair value. Realized and unrealized gains and losses from derivative transactions are included in derivative transactions in the statement of operations. In the normal course of business, the Master Fund enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Master Fund’s investment strategies and are utilized primarily to structure investments to economically match the investment objectives of the Master Fund. These instruments are subject to various risks similar to non-derivative instruments, including market, credit, liquidity and operational risks.

When the Master Fund writes call or put options, an amount equal to the premium received is recorded as a liability and is subsequently marked-to-market to reflect the current market value of the option written. When a written option expires on its stipulated expiration date or the Master Fund enters into a closing purchase transaction, the Master Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option when it is extinguished. When a written call option is exercised, the Master Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Master Fund purchases upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Master Fund purchases upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received.

Upon the purchase of a call option or a put option by the Master Fund, the premium paid is recorded as an investment and subsequently marked-to-market to reflect the current market value of the option. If an option which the Master Fund has purchased expires on the stipulated expiration date, the Master Fund will realize a loss in the amount of the cost of the option. If the Master Fund enters into a closing sale transaction, the Master Fund will realize a gain or loss, depending on whether the sale proceeds for the closing sale transaction are greater or less than the cost of the option.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE D – (continued)

If the Master Fund exercises a purchased put option, the Master Fund will realize a gain or loss from the sale of the underlying security, and the proceeds from such sale will be decreased by the premium originally paid. If the Master Fund exercises a purchased call option, the cost of the security which the Master Fund purchases from the holder of the call option upon exercise will be increased by the premium originally paid. Purchased over-the-counter options are subject to the risk that the counterparty may default on its obligations, which could result in a loss to the Master Fund.

In the normal course of trading activities, the Master Fund enters into swap agreements that obligate two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset or otherwise determined notional amount. A total return swap is a negotiated contract in which two parties agree to exchange the return on an underlying asset for a defined period, calculated based upon a predetermined notional amount.

In addition, the Master Fund enters into credit default swaps (“CDS”) as either a buyer or seller and enters into a contractual agreement to provide or receive insurance against a credit event of one or more referenced credits. The nature of the credit event is established by the buyer and seller at the inception of the transaction and such events include bankruptcy, insolvency, rating agency downgrade, principal writedowns and failure to meet payment obligations when due. The Master Fund may enter into CDS to manage its exposure to the market or certain sectors of the market, to reduce its risk exposure to defaults of corporate and sovereign issuers, or to create exposure to corporate or sovereign issuers to which it is not otherwise exposed. Risks may arise from unanticipated movements in interest rates or the occurrence of a credit event whereby changes in the market values of the underlying financial instruments may be in excess of the amounts shown in the statement of financial condition.

Under its CDS, the Master Fund may purchase credit protection on the referenced obligation of the CDS (“Buy Contract”) or provide credit protection on the referenced obligation of the CDS (“Sale Contract”). A sale/(buy) in a CDS provides upon the occurrence of a credit event, as defined in the swap agreement, for the Master Fund to buy/(sell) from/(to) the counterparty at the notional amount (the “Notional Amount”) and receive/(deliver) the principal amount of the referenced obligation. The Master Fund’s maximum risk of loss from counterparty risk, either as the protection seller or as the protection buyer, is the fair value of the contract (“Maximum Payout Amount”). This risk is mitigated by having a master netting arrangement between the Master Fund and the counterparty and by the posting of collateral by the counterparty to the Master Fund to cover the Master Fund’s exposure to the counterparty. During the term of the swap agreement, the Master Fund receives/(pays) periodic fixed payments from/(to) the respective counterparty, calculated at the agreed upon interest rate applied to the Notional Amount.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE D – (continued)

CDS may involve greater risks than if the Master Fund had invested in the reference obligation directly. CDS are subject to general market, liquidity, counterparty and credit risk. If the Master Fund is a buyer and no credit event occurs, it will lose its investment. In addition, if the Master Fund is a seller and a credit event occurs, the value of the referenced obligation received by the Master Fund coupled with the periodic payments previously received may be less than the Maximum Payout Amount it pays to the buyer, resulting in a loss to the Master Fund.

The table below summarizes certain information regarding protection sold through CDS contracts as of December 31, 2017:

As of December 31, 2017
	Maximum Payout/Notional Amount by Period			Maximum
	of Expiration			Payout/Notional Amount
					Offsetting	Net Protection
					Protection	Sold CDS
	Less than 1			Protection Sold	Bought CDS	Contracts at Fair
	Year	2-5 Years	> 5 Years	CDS Contracts	Contracts (1)	Value
Credit Spread on Reference Assets (basis points) (2)
0 - 250	$—	$—	$—	$—	$—	$—
251 - 500	—	1,393,500	—	1,393,500	—	80,056
501 - 1,000	—	—	—	—	—	—
Greater than 1,000	—	—	—	—	—	—
Total	$—	$1,393,500	$—	$1,393,500	$—	$80,056

(1)	Offsetting protection bought credit/index derivatives represent the notional amount of protection bought credit/index derivatives on the extent they hedge protection sold credit/index derivatives with nearly identical reference assets.

(2)	Credit Spread on the reference assets, together with the period of expiration, are indicators of payment/performance risk. For example, the Master Fund is least likely to pay or otherwise be required to perform where the credit spread on the reference assets is 0-250 basis points. The likelihood of payment or performance is generally greater as the credit spread on the reference assets and period of expiration increase.

If a defined credit event had occurred as of December 31, 2017, the swaps’ credit-risk-related contingent features would have been triggered and the Master Fund would have been required to pay $1,393,500 less the value of the contracts’ related reference obligation.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE D – (continued)

A futures contract is a firm commitment to buy or sell a specified quantity of cash or securities, or a standardized amount of a deliverable grade commodity, at a specified price and specified future date, unless the contract is closed before the delivery date. Payments (variation margin) are made or received by the clearing broker on behalf of the Master Fund each business day, depending on the daily fluctuations in the value of the underlying securities, and are recorded as unrealized gains or losses by the Master Fund. Futures contracts are stated at fair value with the unrealized appreciation or depreciation on futures presented on the Statement of Financial Condition. When a contract is closed, the Master Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Transactions in futures contracts require market participants to make both initial margin deposits of cash or other assets and variation margin deposits directly with the clearing broker where the contracts are held. During the year ended December 31, 2017 futures contracts were used to gain exposure to the change in value of equities, interest rates, currencies and commodities.

The Master Fund enters into total return swap contracts and contracts for difference, which involve an agreement to exchange cash flows based on the change in the value or total return on individual stocks or other financial instruments. The Master Fund is subject to price risk in the normal course of pursuing its investment objectives. During the year ended December 31, 2017, the Master Fund entered into total return swaps and contracts for differences to create exposure to certain equities to which it is otherwise not exposed. In some cases, entering into total return swaps and contracts for differences is a more effective investment alternative than purchasing the actual underlying position outright. During the period the contract is open, changes in the value of the contract are recognized as net change in unrealized appreciation (depreciation) on derivative positions by marking the contracts to fair value based on current market data. A realized gain or loss is recorded upon the termination or reset of each total return swap or contract for differences transaction.

Forward currency contracts are non-standardized contracts between two parties to buy or sell a currency at a specified future time at a given price. Forward currency contracts are marked to market daily using currency exchange rates and forward rates on the valuation date, and the change in market value is recorded by the Master Fund as unrealized appreciation or depreciation on forward currency contracts in the statement of operations. When the contract is closed or delivery is taken the Master Fund records a realized gain or loss in the statement of operations equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE D – (continued)

The following table summarizes the fair values of derivative instruments and volume of derivatives activity, categorized by primary underlying risk, as well as their location within the statement of financial condition at December 31, 2017:

	Assets			Liabilities

	Notional	Average notional		Notional	Average notional
Primary underlying risk	amounts	amounts(3)	Fair value(1)	amounts	amounts(3)	Fair value(2)
Price risk
Commodity futures	$26,303,480	$18,840,512	$1,267,217	$11,350,010	$17,863,217	$(294,302)
Contracts for differences	5,135,126	4,763,612	969,649	1,435,766	1,314,243	(63,419)
Credit risk
Credit default swaps	84,350	219,383	84,351	4,294	55,296	(4,294)
Interest rate risk
Interest rate futures	29,828,095	27,780,408	149,616	30,289,116	37,952,515	(81,180)
Currency risk
Currency futures	15,574,094	14,560,154	287,391	16,874,605	17,706,992	(154,273)
Total return swaps	100,912	55,883	100,912	—	82,831	—

1	Located in the “Unrealized appreciation on derivative contracts” on the Statement of Financial Condition.

2	Located in the “Unrealized depreciation on derivative contracts” on the Statement of Financial Condition.

3	Average notional amounts are calculated on a quarterly basis.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE D – (continued)

The following table identifies the net gain and loss amounts recognized in income from derivative instruments, categorized by primary underlying risk, and their location within the statement of operations, for the year ended December 31, 2017:

		Change in
		unrealized
		appreciation
	Realized gain (loss)	(depreciation) on
	on derivatives	derivatives
Primary underlying risk	recognized(1)	recognized(2)	Total
Price risk
Commodity futures	$(361,787)	$1,129,056	$767,269
Contracts for differences	971,623	308,054	1,279,677
Credit risk
Credit default swaps	260,678	(78,218)	182,460
Interest rate risk
Interest rate futures	(1,642,831)	19,612	(1,623,219)
Currency risk
Currency futures	(1,243,172)	(233,753)	(1,476,925)
Total return swaps	5,321	56,535	61,856
	$(2,010,168)	$1,201,286	$(808,882)

1	Located in the “Net realized loss on derivative transactions” section of the Statement of Operations.

2	Located in the “Net change in unrealized appreciation on derivative positions” section of the Statement of Operations.

Offsetting of assets and liabilities

The Master Fund enters into master netting agreements and collateral agreements with its counterparties for certain derivative transactions. These agreements generally provide the Master Fund for a right of offset under master netting arrangements, including in the event of default or in the event of bankruptcy of either party to the transactions. The Master Fund presents its assets and liabilities subject to such arrangements on a gross basis in the statement of financial condition.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE D – (continued)

The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of financial condition:

			Net Amounts	Gross Amounts Not Offset in the Statement of
			of Recognized	Financial Condition
Assets
		Gross Amounts	Presented
	Gross	Offset in the	in the
	Amounts of	Statement of	Statement		Cash
	Recognized	Financial	of Financial	Financial	Collateral	Net
Description	Assets	Condition	Condition	Instruments	Received	Amount
Derivatives Credit Suisse	$1,154,912	$—	$1,154,912	$(67,713)	$—	$1,087,199
Total	$1,154,912	$—	$1,154,912	$(67,713)	$—	$1,087,199

			Net Amounts	Gross Amounts Not Offset in the Statement of
			of Recognized	Financial Condition
Liabilities
		Gross Amounts	Presented
	Gross	Offset in the	in the
	Amounts of	Statement of	Statement		Cash
	Recognized	Financial	of Financial	Financial	Collateral	Net
Description	Liabilities	Condition	Condition	Instruments	Pledged	Amount
Derivatives Credit Suisse	$(67,713)	$—	$(67,713)	$67,713	$—	$—
Total	$(67,713)	$—	$(67,713)	$67,713	$—	$—

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE E – CAPITAL

The Master Fund is authorized to issue up to 5,000,000, $0.01 par value Participating Shares having the rights provided in the Articles of Association. Shares may be divided into Classes at the discretion of the Directors and each Class may be further divided into different Series of Shares. As of December 31, 2017 all shares are issued to the Domestic Feeder.

Share transactions for the year ended December 31, 2017 were as follows:

Shares
Balance at beginning of year	52,488

Subscription of shares	273
Redemption of shares	(657)

Balance at end of year	52,104

NOTE F – INDEMNIFICATIONS

In the ordinary course of business, the Master Fund enters into contracts that contain a variety of indemnifications. The Master Fund’s maximum exposure under these arrangements is unknown. However, the Master Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Therefore, the Master Fund did not accrue any liability in connection with such indemnifications.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE G – FINANCIAL HIGHLIGHTS

The following represents the per share operating performance, ratios to average net assets and other supplemental information for the year ended December 31, 2017.

Per share operating performance	MLM Symmetry
Fund, LP

Net asset value per share, beginning of year	$1,165.15
Change in net assets resulting from operations
Net realized and unrealized gain from investment activities	82.74
Net investment income	16.05

Net decrease in net assets resulting from operations	98.79

Net asset value per share, end of year	$1,263.94

Total return (1)	8.48%

Ratios to average net assets (2)
Expenses	0.38%

Net investment income	1.38%

(1)	Total return is calculated by comparing the ending net asset value per share to the beginning net asset value per share. An individual investor’s return may vary from this return depending on the timing of subscriptions, redemptions and fee terms.

(2)	Average net assets were derived from net assets at the beginning of the month, adjusted for cash flows related to the subscription and redemption of shares during the year. An individual investor’s ratios to average net assets may vary from these ratios based on the timing of capital transactions.

MLM Symmetry Master Fund Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE H – SUBSEQUENT EVENTS

Pursuant to a written special resolution by the sole shareholder of the Master Fund signed May 28, 2019 and a written resolution by the Board of Directors dated May 30, 2019, it was resolved that the Master Fund be de-registered as a Cayman Islands exempted limited liability company from the Cayman Islands Monetary Authority and will continue as a limited liability company under the laws of the State of Delaware, USA. On June 28, 2019, it was resolved further that the name of the Master Fund be changed to MLM Symmetry Master Fund LLC (the “Company”) and the registered office address be changed to Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808 USA.

As part of the corporate restructuring and effective July 1, 2019, the Company was merged with and into MLM Symmetry Fund, LP (prior to July 1, 2019, the “Domestic Feeder”). Effective July 1, 2019, MLM Symmetry Fund, LP became the surviving entity (the “Surviving Entity”). The Surviving Entity assumed all the remaining assets and liabilities of the Company. The cash was transferred by the Company to the Surviving Entity.

From January 1, 2018 to June 30, 2019, prior to merger, the Master Fund had subscriptions and redemptions of $81,000 and $589,636.

Management has evaluated all subsequent transactions and events after the statement of financial condition date through July 19, 2019, the date on which these financial statements were available to be issued and, except as already included in the notes to these financial statements, has determined that no additional items require disclosure.